QuickLinks -- Click here to rapidly navigate through this document

SECURED PROMISSORY NOTE

$550,000	July 31, 2001 Santa Monica, California

    FOR VALUE RECEIVED, Launch Media, Inc. (the "Borrower"), promises to pay to Yahoo! Inc. ("Lender"), or order, at Lender's offices located at 701 First Avenue, Sunnyvale, California 94089 or at such other place as the holder of this Note may designate, the principal sum of FIVE HUNDRED FIFTY THOUSAND DOLLARS ($550,000), together with interest on the unpaid principal balance of this Note from time to time outstanding at the rate of TEN PERCENT (10.0%) per annum until paid in full. The entire amount of outstanding principal, accrued interest and any unpaid fees and expenses shall be immediately due and payable without any notice, demand or any other action by holder on the earlier to occur of: (i) December 31, 2001; (ii) the occurrence of an Event of Default (as defined in the Loan Agreement); (iii) 90 days following the date of this Note in the event that discussions between Borrower and Lender with respect to a possible business combination transaction terminate prior to the execution of an acquisition agreement entered into between Lender and Borrower; (iv) except as provided in clause (v) below, 90 days following the date of termination of any acquisition agreement entered into between Lender and Borrower or (v) immediately upon the termination of any acquisition agreement entered into between Borrower and Lender if and only if such termination results from (x) the acceptance by Borrower's Board of Directors of a third party's acquisition proposal, (y) a change in recommendation by Borrower's Board of Directors regarding the proposed transaction between Borrower and Lender or a failure of the Board of Directors of Borrower to continue to support the proposed transaction, or (z) a breach of the acquisition agreement by Borrower.

    Interest on this Note shall be computed on the basis of a year of 360 based upon the actual number of days elapsed. All payments by the Borrower under this Note shall be in immediately available funds.

    Borrower may prepay all amounts outstanding under this Note in whole or in part at any time and from time to time without penalty.

    This Secured Promissory Note is one of the Notes referred to in, and is executed and delivered pursuant to, that certain Loan and Security Agreement dated May 25, 2001, by and between Borrower and Lender as amended by the First Amendment to Loan and Security Agreement dated as of June 27, 2001 (as the same may from time to time be further amended, modified or supplemented in accordance with its terms, the "Loan Agreement"). This Note and all of the obligations hereunder, including any fees, expenses and other obligations, is entitled to the benefit and security of the Loan Agreement and the other Loan Documents (as defined in the Loan Agreement), to which reference is made for a statement of all of the terms and conditions thereof. Expenses incurred in connection with the Loan Documents shall be added to the principal amount of this Note in accordance with the provisions set forth in Section 9 of the Loan Agreement and shall constitute part of the Obligations secured under the Loan Agreement. All terms used herein and not otherwise defined herein shall have the same definitions as set forth in the Loan Agreement.

    This Note, and all accrued and unpaid interest thereon, and any unpaid fees and expenses shall become immediately due and payable without any notice, demand or any other action by holder upon the occurrence at any time of any Event of Default (as defined in the Loan and Security Agreement).

    Upon the occurrence of an Event of Default, and in addition to all other rights and remedies of the holder at law or equity arising under this or any other agreement between the parties or otherwise, the holder shall have then, or at any time thereafter, all of the rights and remedies afforded by the Uniform Commercial Code as from time to time in effect in the State of California or afforded by other applicable law.

    All payments by the Borrower under this Note shall be made without set-off or counterclaim and be free and clear and without any deduction or withholding for any taxes or fees of any nature whatever, unless the obligation to make such deduction or withholding is imposed by law. The

Borrower shall pay and save the holder harmless from all liabilities with respect to or resulting from any delay or omission to make any such deduction or withholding required by law.

    Whenever any amount is paid under this Note, all or part of the amount paid may be applied to principal or interest in such order and manner as shall be determined by the holder in its discretion.

    No reference in this Note to the Loan Agreement or the other Loan Documents or any guaranty shall impair the obligation of the Borrower, which is absolute and unconditional, to pay all amounts under this Note strictly in accordance with the terms of this Note.

    The Borrower agrees to pay on demand all costs of collection, including reasonable attorneys' fees, incurred by the holder in enforcing the obligations of the Borrower under this Note.

    No delay or omission on the part of the holder in exercising any right under this Note or the Security Agreement shall operate as a waiver of such right or of any other right of such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. The Borrower and every indorser or guarantor of this Note regardless of the time, order or place of signing waives presentment, demand, protest and notices of every kind and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral, and to the addition or release of any other party or person primarily or secondarily liable.

    Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest under the UCC or any applicable law.

    None of the terms or provisions of this Note may be excluded, modified or amended except by a written instrument duly executed on behalf of the holder expressly referring to this Note and setting forth the provision so excluded, modified or amended.

    The rights and obligations of Borrower and Lender shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. Borrower may not assign, transfer or delegate any of its rights, obligations or liabilities hereunder without the prior written consent of the other party.

    All rights and obligations hereunder shall be governed by the laws of the State of California and this Note is executed as an instrument under seal.

ATTEST:		LAUNCH MEDIA, INC.
By:	/s/ Jeffrey M. Mickeal	By:	/s/ Robert D. Roback
Print Name:	Jeffrey M. Mickeal	Print Name:	Robert D. Roback
Title:	Chief Financial Officer	Title:	President

QuickLinks

SECURED PROMISSORY NOTE